Exhibit 99.3

Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended June 30, 2011

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s consolidated financial statements for the period ended June 30, 2011, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 12, 2011 to a short form base shelf prospectus dated April 11, 2011.

The Company’s interim and annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles as in effect prior to January 1, 2011 (“Canadian GAAP”).

The pro forma interest requirement on the Company’s outstanding indebtedness under Canadian GAAP was $423,600,000 for the 12 months ended December 31, 2010. The Company’s earnings before interest and income tax under Canadian GAAP for the 12 months ended December 31, 2010 were $2,518,200,000, which is 5.9 times the Company’s pro-forma interest requirements for that period.

The pro forma interest requirement on the Company’s outstanding indebtedness under IFRS was $442,600,000 for the 12 months ended December 31, 2010. The Company’s earnings before interest and income tax under IFRS for the 12 months ended December 31, 2010 were $2,329,200,000, which is 5.3 times the Company’s pro-forma interest requirements for that period.

The pro forma interest requirement on the Company’s outstanding indebtedness under IFRS was $440,000,000 for the 12 months ended June 30, 2011. The Company’s earnings before interest and income tax for the 12 months ended June 30, 2011 were $2,800,200,000, which is 6.5 times the Company’s pro-forma interest requirements for that period.